Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: July 7, 2022

On July 7, 2022, HousingWire published the following Q&A with Joe Tyrrell, President of ICE Mortgage Technology:

Opinion: ICE’s Joe Tyrrell on the Black Knight acquisition

President of ICE Mortgage Technology answers frequently asked questions about the acquisition

In May, we announced our intention to acquire Black Knight. Since the announcement, we have heard from a number of lenders and partners about their excitement over our ability to accelerate the digital journey of our industry, our ability to invest in the modernization of the MSP servicing platform, and the open technology approach we bring to the deal.

We have also received questions from across the industry about the news as well as requests for details on the value that would be created for lenders and consumers through this acquisition. The following are a few of the more frequently asked questions, along with details regarding our intentions.

What do you believe will be the biggest impact for the industry with the acquisition of Black Knight?

In terms of the biggest impacts that this acquisition will have on the industry, I would highlight a few areas. First, it will be the openness and choice that lenders will have, as we at ICE have consistently demonstrated our commitment over the past 20 years to access and transparency in the mortgage industry, which we plan to extend to the Black Knight business.

We are investing in the modernization of MSP, in order to make it easier for lenders and servicers to access their data, interact with APIs and better enable partners to integrate with the Black Knight technology. In addition, we will drive greater integration across all the solutions, to improve the lender’s experience and eliminate unnecessary friction.

Also, we are accelerating our delivery of automation with a focus on cost reduction for the lender, which we expect will ultimately lower the cost of a mortgage for the consumer. We see big opportunities to reduce the cost of origination and the cost of servicing by leveraging increased automation throughout the life of the loan.

It is also important to remember that Black Knight was being approached by a number of entities to acquire them, including private equity firms, as indicated in recent public filings. If ICE was not acquiring Black Knight, they would have been acquired by someone else, who may not be fully committed to serving lenders long-term, or to making investments that enable greater access to data and open networks, but instead focus on a series of immediate changes with a short-term perspective.

ICE, on the other hand, has extensive experience in the mortgage industry, we have publicly stated our intention to invest significantly in a number of the Black Knight solutions, including MSP and Empower, and we are committed for the long-term in serving this industry and lenders specifically.

What was the motivation for ICE to want to do this deal?

Every year we are asked by our clients if we will provide servicing technology, because many lenders experience the inefficiencies when trying to onboard loans from a loan origination system into a servicing system. These lenders are having to manually key in data, they experience the adverse impact to homebuyers when interim payments are incorrectly applied, or find challenges when proof of homeowners insurance isn’t properly carried over into the servicing system, as well as several other points of friction.

Lenders also appreciate how we operate our solutions as open platforms and open networks and are anxious to have that same experience with their servicing system. This deal gives us the opportunity to address all these lender requests and make their experience significantly better.

In addition, we have heard directly from lenders about the desire to create a life-long customer engagement experience. For many lenders, after the loan is funded, they lose connection to those homebuyers. Lenders see opportunities to proactively engage consumers, throughout the entire lifecycle of the mortgage, to help these households improve their cash flow through refinances that target elimination of risk adjustments that may have been made at the time of origination.

Also, as we integrate our underwriting automation capabilities and our consumer engagement tools with both the servicing technology and the MLS solutions offered by Black Knight, we can enable lenders to provide households with the unique experience of being able to conduct searches for their next home based on those that they are fully qualified to buy.

There are so many different numbers when it comes to “market share” when industry participants are discussing this deal. What are the real numbers of the deal related to market share for ICE?

This acquisition is not about market share, it is about solving real problems in the industry related to accelerating the availability of automation, better integrations, improving the homebuyer’s experience and providing greater access to data while lowering lender costs by taking advantage of technology to eliminate manual processes.

Just as important to note is that all mortgage technology companies face robust competition in the marketplace, across all products. ICE faces numerous competitive threats from several well-established incumbent firms and newly established and well-backed entrants, who can and do take accounts away from both ICE and Black Knight.

The combination of ICE and Black Knight changes nothing. In fact, using consensus estimates of 6,500 total lenders in the U.S., Black Knight provides LOS services to fewer than 2% of those lenders. This competition means we must continue to innovate and deliver value to our customers, all at a competitive price point.

This is why we provide our customers with the option of selecting multi-year agreements, with built-in price protections. Most of our customers select four or five year terms, meaning that pricing cannot be arbitrarily changed for the duration of the contract, which is why so many of our lenders opt for longer terms. I believe that Black Knight contracts are similarly structured.

The bottom line is that our lenders know that they have multiple options and that ICE has to fight to keep its customers every day, which means our competitive focus and our incentive to innovate in the mortgage technology space are here to stay. However, for those who don’t work and live in the competitive mortgage space every day, we know that we need to help them understand all the competitive dynamics that exist, not only today, but also all of those on the horizon, from new entrants.

We look forward to working closely with regulators, and other interested parties, to help them fully understand this market and all the choice that lenders maintain.

With so much uncertainty in the industry, why do this acquisition now?

I have been in this industry for over 25 years, and other than the difficulties that we all experienced between 2007 through 2009, I would say that it feels that right now we are entering a period of greater uncertainty than in recent memory. Lenders and service providers are laying off staff, while preparing for an environment of continued increases in interest rates and lower housing supply.

But at ICE, with this acquisition, we are investing significantly in the industry, because we believe that homeownership should be possible for every U.S. household. We take a long-term view of the markets that we serve, and we understand that modernization requires investment, expertise and enabling clients and partners to participate in the journey.

Unlike a financial acquirer, who may be more focused on cutting Black Knight costs and maximizing the prices they charge to their customers, we are acquiring Black Knight with the intention of investing over $200 million into modernization of MSP and Empower, creating greater access to data, providing more transparency, and by opening the platforms more broadly by delivering APIs to accelerate innovation through enabling partners and lenders to have a greater role in delivering automation.

We are doing all of this by leveraging our significant expertise in making data available to market participants and modernizing markets around the world, as we have done for the New York Stock Exchange and other exchanges that we operate across the globe.

Do you feel this deal will hurt competition or spur innovation?

We have stated publicly that we intend to continue to offer all current Black Knight products, so there will continue to be the same choice that is available to lenders today. When it comes to innovation, we don’t believe that full automation of the industry can be done by any one single company. That is why we have embraced the ability to help new entrants come into the market and to be able to help distribute their innovations to our clients.

ICE is usually the first company that most start-ups approach to create awareness of their offerings and get help distributing their products. In the last 12 months alone, we have integrated and introduced 67 new partner solutions to our clients, with many of those coming from new start-ups. We do not have any exclusive relationships with these companies, as they partner with many LOS companies.

We also invite all industry providers to participate in our user conference and show their solutions directly to our customers. ICE operates open networks, and we provide access to our APIs, so both lenders and partners can foster and introduce innovation. We intend to extend this approach to all the Black Knight solutions as well, which will open even more access to MSP, Empower, Optimal Blue and all the other current offerings.

New innovation actually comes from better integrations, so by creating even more openness within the Black Knight products, we will make it easier for other systems to integrate them more tightly, just as we have done at ICE.

ICE Mortgage Technology (and formerly Ellie Mae) has talked a lot about automating everything automatable in the mortgage industry. Does anything change in your automation mission if ICE acquires a loan servicing system?

It doesn’t change our automation mission at ICE, but what it does allow, is our ability to accelerate the delivery of value to lenders and homebuyers. Not only is the mortgage process still heavily analog, but it is also highly fragmented, especially from a homebuyer’s perspective. If I am purchasing a home, I have one experience when I am shopping for a mortgage, I have another experience when I apply, then another when I am submitting required documents and then still another once my loan is funded and I am making payments or checking my balance.

Homebuyers are often having to go through this entire process by interacting with multiple systems and interfaces, as opposed to having one consistent experience from start to finish. We see an opportunity for creating a single consumer experience, where a lender can provide every home buyer step and action through an intuitive single consumer engagement solution.

What happens with employees for Black Knight and ICE Mortgage Technology?

We intend to continue to make all Black Knight solutions available in the market, which means we need to have the people who know how to run and continue to innovate those solutions. What is most exciting about bringing the teams together is the depth of mortgage experience that both companies have.

What level of investment is ICE looking to make in the mortgage space moving forward?

We are focused on innovation that improves the homebuyer experience, lowers the cost of origination and advances the analog to digital evolution in the mortgage industry. In addition to continuing the ongoing investments in all the products and services that both ICE and Black Knight make available today, we are committing more than $200 million dollars to accomplish the modernization and openness that I mentioned relative to some of the Black Knight solutions.

Beyond that, we are also increasing our investments in our full suite of underwriting automation tools which we call our Analyzers. We are also creating the ability for the industry to store RON videos in MERS and associate it with a MIN number, as we continue our investment in the eClose space.

Why would a lender be concerned about this deal and why do you think they should be excited?

Any time that there is any sort of change, there will always be some who will be unsure of what that change will mean for them. I would point those folks to a few important facts. First, ICE has a deep and extensive experience of adding value to lenders when we acquire and integrate new solutions.

We leverage a third-party firm to independently calculate the return on investment for lenders when they take advantage of our integrated acquisitions. That ROI for lenders has increased from $570 to over $1,400, per loan, over the course of the last few years and that ROI represents a direct impact to lowering the lenders cost of origination. Lenders should have incentives to pass these cost savings to home buyers as they try and compete to originate more loans.

We see an opportunity to grow this ROI even more for lenders through our acquisition of Black Knight, further lowering their cost of origination. We also intend to provide servicers with greater access to their data in MSP and to enable lenders, partners and servicers to build upon all of the platforms that we will offer, through robust APIs. We are excited to enable lenders and servicers with these capabilities. As a former lender myself, there is a lot to be excited about.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“BKI”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, on June 17, 2022, ICE filed with the SEC a Registration Statement on Form S-4 (File No. 333-265709) to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement includes a preliminary proxy statement of BKI that also constitutes a preliminary prospectus of ICE. Once the Registration Statement becomes effective and the proxy statement/prospectus is in definitive form, the definitive proxy statement/prospectus will be mailed to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.